Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges is as follows:

	Years Ended December 31,
	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges	2.62	1.38	1.35	(a)	(b)

(a)

For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2012 was $26 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2012, fixed charges were $245 million.

(b)

For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2011  was $13 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2011,  fixed charges were $266 million.